OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GLN HOLDINGS, INC.

9613 South Lake Shore Drive

Lake Lotawana, Missouri 64086

(816) 600-4222

www.gamelootnetwork.com

Up to 40,000 shares of Class A Common Stock
Minimum Purchase: 4 shares ($100.00)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

This Offering is being conducted on a best efforts basis and the Company must reach its target amount of $10,000 by June 30, 2017. If the Company does not raise its target amount by June 30, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the target amount up to $1,000,000 on a first come, first served basis. If the Company reaches its target amount prior to June 30, 2017, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

THE COMPANY AND ITS BUSINESS

The Company's business

GLN Holdings, Inc., dba Game Loot Network, is a mobile gaming platform that offers exclusive games developed by Game Loot Studios or by partner developers on iOS and Android devices. We offer games for free to all users. However, participants can upgrade to become a premium gamer by paying a monthly subscription that allows them access to special perks such as the Loot Cove, the ability to compete with other premium gamers and universal Game Loot Tokens. We also offer an incentivized mobile gaming network where users can become Game Ambassadors and receive referral commissions for signing up other Game Ambassadors and premium gamers. We have an online marketing and guerilla marketing strategy, and a competitive referral program to market the mobile gaming network to millions of users around the world. Our operations are conducted through Game Loot, LLC, our wholly owned subsidiary. The Company currently has four employees.

Further information about the company and its business appears at the "Company" tab on the company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

THE TEAM

Officers and directors

Lance D. Baker	President and Director
Douglas A. Kinney	Chief Executive Officer and Director
S. Patrick Baggette II	Chief Financial Officer and Director
Christopher Hussey	Chief Marketing Officer

Lance D. Baker, has served as our President and a director since January 25, 2017. Between December 15, 2014 and January 25, 2017, Mr. Baker served as the Founder and Chief Executive Officer of Game Loot, LLC, a Kansas corporation, and our wholly owned subsidiary. Between March 1, 2010 and August 1, 2014, Mr. Baker served as the Executive Vice President to iWhim. Mr. Baker is a successful entrepreneur, having more than 20 years of experience in building companies and management teams and driving innovation.

Douglas A. Kinney, has served as our Chief Executive Officer and a director since January 25, 2017, and served as Chief Executive Officer for Game Loot, LLC between January 1, 2017 and January 25, 2017. Between July 1, 2010 and the present, Mr. Kinney has also served as Chief Executive Officer for DAK Investment. Mr. Kinney has unwavering determination, leadership and market vision that has guided the past companies he has been a Chief Executive Officer for to reach prodigious growth. He has a Bachelor's of Science in Business, Accounting and Finance from the University of Central Missouri.

S. Patrick Baggette II, has served as our Chief Financial Officer, General Counsel and a director, since January 25, 2017. Between May 15, 2015 and January 25, 2017, Mr. Baggette served as the Chief Financial Officer for Game Loot, LLC. Between March 1, 2012 and May 15, 2015, Mr. Baggette served as a private Attorney at Law. He also served as Chief Financial Officer and General Counsel for Taggart International, Ltd between April 1, 2014 and June 2014. Mr. Baggette is a talented Chief Financial Officer and General Counsel. He has managed his own law firm for the past two and one-half decades, gaining immense experience working as CFO and General Counsel in the fields of eCommerce, manufacturing and retail. Mr. Baggette earned a Bachelor of Science in accounting from Auburn University. He went on to earn his J.D. from the University of Missouri-Kansas City, School of Law.

Christopher Hussey, has served as our Chief Marketing Officer since January 25, 2017. Between April 15, 2016 and January 25, 2017, Mr. Hussey served as the Chief Marketing Officer for Game Loot, LLC. Between January 1, 2009 and April 15, 2016, Mr. Hussey was a self-employed marketing consultant. Mr. Hussey has decades of experience in online and traditional marketing. He has been a featured speaker for numerous digital and network marketing organizations and has served as a consultant and strategist for several Fortune 100 organizations.

Related party transactions

1. On February 16, 2016, Game Loot, LLC, issued Douglas Kinney, our Chief Executive Officer and a director, a Promissory Note in the principal amount of $100,000, accruing interest at a rate of 10% per annum. All principle and accrued interest is due on March 1, 2018. As of February 1, 2017, $109,580 in principle and interest were outstanding under this Note.

2. On November 7, 2016, Game Loot, LLC, issued Douglas Kinney a Convertible Promissory Note in the principle amount of $500,000, with interest accruing thereon at 12% per annum. The Note, at the Company's option, is convertible into 50,526 shares of Class A Common Stock. In addition, the Note has an exit fee of $100,000 which is payable on the scheduled maturity date of May 7, 2017. Upon payment of the exit fee and accrued interest, at the Company's option, the maturity date of this note can be extended to November 7, 2017.

3. On December 29, 2016, Game Loot, LLC, issued Douglas Kinney a Promissory Note in the principle amount of $100,000 which does not accrue interest and which is due and payable upon completion of this Offering.

4. On January 30, 2017, we issued Douglas Kinney a Promissory Note in the amount of $50,000, which does not accrue interest, and which matures on the earlier of the completion of this Offering or March 31, 2017. In addition, at the completion of the first subsequent Offering, Mr. Kinney shall be due an additional $50,000 as a finder's fee for his services.

5. On February 23, 2016, Game Loot, LLC, issued Douglas Kinney 5% of its Class A Units in exchange for $100,000. On April 19, 2016, Game Loot, LLC, issued Douglas Kinney 5% of its Class A Units in exchange for $100,000, and on July 15, 2016, Game Loot, LLC, issued Douglas Kinney 10% of the outstanding Class A Units in exchange for $100,000.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment. We are a new entity formed in January 2017. In January 2017, in exchange for all of the issued and outstanding membership interests of Game Loot, LLC, we issued all of our outstanding shares of common stock to the holders of Game Loot, LLC, whereby the members of Game Loot, LLC, became our shareholders and Game Loot, LLC, became our wholly owned subsidiary. However, the Company has limited operating history, and minimal revenue to date.

We may not be able to obtain adequate financing to continue our operations.

The design, development and maintenance of our technology platform, marketing and other aspects of our business is capital-intensive. Even if we successfully raise $1,000,000 from this offering, we estimate that we will need to raise an additional $14,000,000 to grow our presence domestically and internationally. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. This capital will be necessary to fund ongoing operations, continue development and acquire and license content. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Demand is uncertain.

We are uncertain whether consumers will accept our service and, therefore, of the actual demand for our service. The lack of demand may materially and adversely affect our business prospects, operating results and financial condition.

Our ability to attract and retain users.

Our ability to attract users will depend in part on our ability to consistently provide our users with compelling mobile game choices and our marketing strategy. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain users. If consumers do not perceive our service offering to be of value, we may not be able to attract and retain users.

Our success is highly dependent on our current management.

Our success depends on the skills, abilities and performance of the executive officers and key employees, especially Lance Baker, Douglas A. Kinney and Patrick Baggette. The death, incapacity, resignation or loss of services of Mr. Baker, Mr. Kinney or Mr. Baggette could seriously harm our business.

Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.

Certain members of our management team are not full time employees.

A certain member of our management team, Douglas A. Kinney, is not a full time employee and has a full time position with another company. In addition, other members of our management team are consultants and have duties for other companies. Therefore, certain members of our management team will not initially be devoting their full-time efforts to our business.

We may not be able to produce compelling content.

Our business involves the development of a mobile gaming ecosystem called the Game Loot Network. The games we are able to create, develop or license may be perceived as being of poor quality, offensive or otherwise not compelling to consumers. If we are unable to offer entertaining mobile games, we may be unable to acquire enough free gamers, premium gamers or game ambassadors to maintain a profitable business.

Failure to Establish a Positive Reputation.

We believe that a positive reputation with consumers concerning our service and the products we offer on the Game Loot Network is important in attracting and retaining users who have a number of choices from which to play mobile games. To the extent our content is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted.

Inability to License or Acquire Compelling Mobile Games on Favorable Terms or at All.

Our ability to provide our users with mobile games is reliant, in part, on our ability to license entertaining mobile application games. The license periods and revenue splits between developers and the terms and conditions of such relationships may vary. If the studios, mobile game providers and other rights holders are not able or willing to license us content upon terms acceptable to us, or at all, our ability to stream content to our users will be adversely affected and/or our costs could increase.

Technology Failures.

We use a combination of proprietary and third party technology to operate our business. If we experience difficulties in the operation of this technology, our ability to efficiently and effectively deliver mobile games to our users could be adversely impacted and our business and results of operation could be adversely affected. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired. Also, any harm to our users' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

Competition.

The mobile gaming market is highly competitive and we may not be able to compete effectively. Competition in the industry is increasingly intense. While we believe that our platform is distinctive and unique to the industry, we cannot assure you that other companies will not adopt similar concepts or be more successful in establishing products and services using similar concepts. Many of our competitors are well established and some of their competitors have substantially greater financial, marketing and other resources than we do, all of which may affect our ability to successfully compete. Many of the organizations that we will compete against have significantly greater financial, management, marketing and other resources than us. Our ability to compete effectively depends upon our ability to distinguish our products and services from those of our competitors and include such factors as:

- market acceptance of our products and services;
- the quality of our products and services; and
- success and timing of development and introduction of new products and services.

Our industry is characterized by frequent introductions of new products and services, accompanied by substantial promotional campaigns. Many of our competitors may be able to respond more quickly to new or emerging changes in consumer preferences and demands and to devote greater financial resources to the development, management and promotion of their products and services than we do. Therefore, we cannot assure you that we will be able to compete successfully against current and future competitors, or that competitive pressures faced by us will not have a material adverse effect on our business, results of operations and financial condition.

Risks of Borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Transferability and Liquidity.

Each Investor agrees that it will acquire our Class A Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer or other disposition of our Class A Common Stock. No public market exists for our Class A Common Stock and no market is expected to develop.

Control by Holders of Class B Common Stock.

Each share of Class A Common Stock has one vote, whereas each share of Class B Common Stock has 17 votes. There are currently, 959,999 shares of Common Stock outstanding, including 225,691 shares of Class A Common Stock, and 734,308 shares of Class B Common Stock. If this offering is fully subscribed there will be 265,691, shares of Class A Common Stock outstanding. Therefore, the holders of Class A Common Stock, will not be able to control our management.

Projections: Forward Looking Information.

Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Debt holders have priority over shareholders in the event of the Company's bankruptcy or liquidation.

In the event of our bankruptcy or liquidation, debt holders, will have priority to the Company's assets prior to any preferred or common shareholders receiving any assets upon liquidation. After repayment of all indebtedness, the Company may not have any assets to distribute to shareholders.

There are other unforeseen business risks that could harm the Company's businesses.

The foregoing is not an all-inclusive list of the business risks facing us in our plans to develop, manage and promote our business and products and services. As with any business entity, we cannot predict with certainty all the possible problems which may confront our business in future years. It is possible that events or conditions not foreseeable at present and/or which may not be subject to our control may occur in the future and have an adverse impact on our ability to carry out the profitable development, management and promotion of our products and services.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

The Company's trademarks, trade secrets, business processes, copyrights and all of its other intellectual property rights are important assets. There are events that are outside of our control that pose a threat to these intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the Internet. Also, our efforts to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

Privacy concerns relating to elements of our technology could damage our reputation and deter current and potential users from using our products and services.

From time to time, concerns may be expressed about whether our products and services compromise the privacy of clients, investors, lenders, users and others. Concerns about our collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results.

Our business is subject to a variety of US and foreign laws, which could subject us to claims or other remedies based on the nature and content of our products and services.

We may be threatened with claims under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials generated by us or others. It is also possible we could be held liable for misinformation provided over the Internet if that information appeared on one of our websites. If any such complaints result in liability to us, it could be potentially costly, encourage similar lawsuits, distract management and harm our reputation and possibly our business.

In addition, existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations. Failure to comply with either state or federal laws could have an impact on our business and compliance with these laws and regulations is complex and may impose significant additional costs on us.

Additional Disclosures.

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "**SEC**") or the state securities regulators. Review may have resulted in additional disclosures by us.

WE ARE OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. WE ARE UNDER NO OBLIGATION AND HAVE NO INTENTION, TO REGISTER THE SECURITIES AND ARE UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO US.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Persons holding twenty percent (20%) or more of our outstanding securities are listed below:

Name of Holder	No. and Class of Securities Held	% of Voting Power Prior to Offering
Lance D. Baker	372,064 Class B Common	37.21%
Douglas A. Kinney	239,362 Class B Common(1)	23.94%

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(1) Does not include Convertible Promissory Note in the principle amount of $500,000, which is convertible,at our option, into 50,526 shares of Class A Common Stock.

Classes of securities

Our authorized capital stock consists of 10,000,000 shares of Class A Common Stock, par value $0.00001 per share and 1,000,000 shares of Class B Common Stock, par value $0.00001 per share. As of the date of this Offering Circular, 960,000 shares of Common Stock are outstanding, including 225,692 shares of Class A Common Stock, and 734,308 shares of Class B Common Stock. There is also a Convertible Promissory Note held by Douglas Kinney, our Chief Executive Officer and a director, which is convertible, at our option, into 50,526 shares of Class A Common Stock. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of our stockholders.

- Class A Stock: Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders.
- Class B Stock: Each holder of shares of Class B Common Stock shall be entitled to seventeen (17) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the Common Stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Conversion of Class B Common Stock. Each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock upon certain transfers of such Class B Common Stock. Each share of Class B Common Stock shall be convertible into one share of Class A Common Stock at any time, at the option of the holder.

Absence of Other Rights or Assessments. Except as set forth above, holders of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with our certificate of incorporation and Nevada General Corporation Law, shares of our Common Stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the periods ending December 31, 2015 and December 31, 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Operations

In 2016 we had revenues of $5.33 million and a loss of approximately $611,000.

We intend to achieve profitability in the next 12 months by having an aggressive marketing plan in place as well as signing new deals with several game developers.

We currently require $100,000.00 a month to sustain operations.

Liquidity and Capital Resources

We plan to use the proceeds as set forth under "use of proceeds" which will have a beneficial effect on our liquidity and allow us to execute our business strategy more quickly.

Capital Expenditures and Other Obligations

Within the last two years, we have invested approximately $900,000 into our community-based game platform, tournament-enabled games, affiliate facing marketing tools and CRM functionality.

Plan of Operations

Upon completion of this offering, we plan to invest heavily to improve the gaming platform, adding mobile games to the network, online marketing strategies and gain strategic partnerships with key industry players to achieve new milestones such as domestic and global expansion. Additional management, finance and administrative staff will be required to execute our business plan. Legal, insurance and other administrative expenses will be incurred in the normal course of start-up and operation.

Initially, we intend to implement a strong online and traditional marketing campaign to the 40,000 game ambassadors within the Game Loot Network to gain more free gamers, premium users and game ambassadors. The marketing strategy was developed to combine the strengths of three (3) global mega industries: multi-level marketing, the mobile gaming and the entertainment industry. The key to success in any business model is to achieve sustained revenue and profitability by serving a mass market through consumable products or services; therein lies the opportunity for us both domestically and internationally. The strategy includes a direct sales approach using weekly home office presentations from Game Ambassadors, hotel meeting room presentations, company website presentations via traditional and web-based marketing campaigns, one-on-one presentations, live web-based presentations and home business presentation to explain our business opportunity and the exclusive mobile games on the platform gamers can play.

Indebtedness

Currently, we have the following debt outstanding:

1. We have a factoring line with a vendor in the principle amount of $100,000, which is accruing interest at a rate of 12% per annum, and is due November 10, 2017. As of February 1, 2017, $75,023 in principal and interest remains outstanding.
2. We have a second factoring line with a vendor in the principle amount of $75,000, which is accruing interest at a rate of 20% per annum, and is due November 7, 2017. As of February 1, 2017, $62,146 in principal and interest remains outstanding.
3. We have a third factoring line with a vendor in the principle amount of $150,000, which is accruing interest at a rate of 15% per annum, and is due November 27, 2017. As of February 1, 2017, $101,816 in principal and interest remains outstanding.
4. We previously accepted loans from three individuals in the aggregate amount of $10,000, accruing interest at a rate of 3% per annum, and which were due on September 1, 2016. As of February 1, 2017, an aggregate of $5,907 in principal and interest remains outstanding to those three individuals.
5. We are obligated to Douglas Kinney, our Chief Executive Officer, under a Promissory Note in the principal amount of $100,000, which accrues interest at a rate of 10% per

annum, and is due and payable on February 12, 2018. As of February 1, 2017, $109,580 in principal and interest remains outstanding under that note.

6. We are obligated to Douglas Kinney, our Chief Executive Officer and a director, under a Promissory Note in the principal amount of $500,000, which accrues interest at a rate of 12% per annum, and is due and payable on May 7, 2017. As of February 1, 2017, $515,090 in principal and interest remains outstanding under that note. The Note, at the Company's option, is also convertible into 50,526 shares of Class A Common Stock. In addition, the Note has an exit fee of $100,000 which is payable on or about May 7, 2017.
7. We remain obligated to Douglas Kinney, our Chief Executive Officer and a director, under a Promissory Note in the principal amount of $100,000, which does not accrue interest, and is due and payable upon completion of this Offering.
8. We are obligated to Douglas Kinney, our Chief Executive Officer and a director, in the amount of $50,000, which does not accrue interest, and which matures on the earlier of the completion of this Offering or March 31, 2017.
9. We are obligated to a third party in the amount of $370,000, which does not accrue interest, and which is due for final payment on November 1, 2017.

Recent offerings of securities

In January 2017, in exchange for all of the issued and outstanding membership interests of Game Loot, LLC, we issued 225,692 shares of Class A Common Stock and 734,308 shares of Class B Common Stock to the holders of Game Loot, LLC, and the members of Game Loot, LLC, became our shareholders, and Game Loot, LLC, became our wholly owned subsidiary.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The price of the Common Stock merely reflects the opinion of our Chief Executive Officer as to what a fair value would be. There are a number of methodologies that may be used to value our securities in the future, including, but not limited to, a valuation by an independent third party valuation firm.

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $25.00, the net proceeds from the sale of the 40,000 shares in this offering will be approximately $926,000, after deducting the estimated offering expenses of approximately $74,000.

We expect to use the net proceeds as follows:

	If Target Offering Amount Sold	**If Maximum Offering Amount Sold***
Total Proceeds:	$10,000	$1,000,000
Less: Offering Expenses		
(a) StartEngine Fees	$1,250	$50,000
(b) FundAmerica Fees(1)	$1,200	$4,000

(c) Professional Fees(2)	$7,000	$7,000
Net Proceeds	$550	$939,000
Use of Net Proceeds:		
(b) Platform Improvements	$0	$200,000
(c) Marketing expenses	$0	$375,000
(d) Operations	$0	$220,000
(e) Professional fees	$0	$68,000
(g) Working Capital	$550	$76,000
Total Use of Net Proceeds	$550	$939,000

*Figures rounded to the nearest whole number, columns may not add due to rounding.

(1) FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

Neither us nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.gamelootnetwork.com.

Compliance failure

We have not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on our profile page on StartEngine.com.

[END OF EXHIBIT A]

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND REVIEW

GAME LOOT LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

AN ACCOUNTANT'S REVIEW REPORT

Grigsby Forensics & Valuation

GAME LOOT, LLC FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

TABLE OF CONTENTS

Grigsby Forensics & Valuation
CPA/ABV/CFF, CVA, ABAR, MAFF, CFE, CPCM, CM & AA, CITP
8020 West Sahara Avenue, Unit 205, Las Vegas, NV 89117
Email: grigsbyvaluation@gmail.com
Cell: (702)612-5159 | Office: (702)629-0112

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management and Stockholders
Game Loot, LLC
Lee's Summit, MO

I have reviewed the accompanying financial statements of Game Loot, LLC a Kanas Corporation which comprises the balance sheets as of December 31, 2016 and December 31, 2015,, and the related statement of operations and other comprehensive stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether die to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance asa a basis for reporting whether I am aware of any material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Grigsby Forensics & Valuation

January 30, 2017

GAME LOOT, LLC
BALANCE SHEETS
DECEMBER 31, 2015 AMD DECEMBER 31, 2016
(unaudited)

	2016	2015
Assets		
Current Assets:		
Cash-in-Bank	$317,324	$22,313
Accounts Receivable	22,996	1,040
Deposit	5,000	0
Due from Related Party (Note 6)	55,000	0
Prepaid Expense	12,725	0
Total Current Assets	413,045	23,353
Property and Equipment-net	26,033	29,123
Mobile Gaming Platform Costs (Note 1)	760,891	104,665
Organization Costs (Note 1)	18,237	13,237
Trademarks and Software-net (Note1)	17,077	6,909
Total Assets	$1,133,482	$164,143
Liabilities ans Stockholders' Equity		
Current Liabilities:		
Accounts Payable	47,563	373
Accrued Payroll Tax	8,139	1,500
Accrued Commissions	224,213	1,028
Accrued Interest Payable	8,333	0
Accrued Merchant Expense	33,251	0
Merchant Financing (Note 6)	225,251	0
Deferred Convention Revenue	34,681	0
Total Current Liabilities	581,431	2,901
Notes Payable-Long-term, net of Current Portion (Note 5)	613,483	53,370
Total Liabilities	1,194,914	56,271
Commitments and Contingencies (Note 7)	0	0
Members' Equity: (Note 8)		
Class A Members' Equity	57,763	-108,925
Class B Member's Equity	502,500	227,500
Class C Members' Equity	0	0
Accumulated Deficit	-621,695	-10,703
Total Members' Equity	-61,432	107,872
Total Liabilities and Members' Equity	$1,133,482	$164,143

See accompanying independent accountant's review report and notes to financial statements

GAME LOOT, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
REVENUES	$5,328,834	$172,319
COST OF REVENUES	5,384,981	99,535
GROSS MARGIN	-56,147	72,784
OPERATING EXPENSES:		
Generral and Administrative	257,474	53,020
Sales and Marketing	186,543	16,703
Depreciation and Amortization	95,103	13,515
Total Operating Expenses	539,120	83,238
Other Expense:		
Interest Expense	15,725	249
Income (Loss) Before Income Tax	-610,992	-10,703
Provision for Income Tax	0	0
Net Loss	-$610,992	-$10,703

See accomnpanying independent accountant's review report
and notes to financial statements

GAME LOOT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Cash Flows from operating activities:		
Net (Loss)	-$610,992	-$10,703
Items not requiring the use of cash-		
Depreciation and amortization	95,103	13,515
Total items not requiring the use of cash	95,103	13,515
Net cash provided by changes in components of working capital:		
(Increase) in accounts receivable	-21,956	-1,040
Increase in accounts payable	47,190	373
Increase in accrued commissions	223,185	1,018
Increase in accrued payroll tax	6,639	1,500
(Increase) decrease in due form related party	-54,357	3,709
(Increase) in deposit	-5,000	0
Increase in accrued interest	8,333	0
Increase in deferred convention revenue	34,681	0
Increase in accrued merchant processing fee	33,251	0
(increase) in prepaid expenses	-12,725	0
Total cash provided by changes in components of working capital	259,241	5,560
Cash flows from investing activities:		
Purchase of equipment	-3,356	-4,433
Acquisition of leasehold improvements		-25,061
Acquisition of trademarks and software	-7,398	-6,909
Acquisition of organization costs	-5,000	-13,237
Increase in mobile gaming platform costs	-656,226	-104,655
Total cash (used) in investing activities	-671,980	-154,295
Cash flows from financial activities		
Increase in merchant financing	225,251	0
Member Contribution to Class A-net of distributions	166,688	-108,925
Member Contribution to Class B	275,000	227,500
Increase in note payable	556,700	49,661
Total cash provided from financing activities	1,223,639	168,236
Increase in cash-in-bank	295,011	22,313
Cash-in-bank beginning of year	22,313	0
Cash-in-bank end of year	$317,324	$22,313

See accompanying independent accountant's review report
and notes to financial statements

GAME LOOT, LLC
STATEMENT OF MEMBERS' EQUITY CHANGES
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	CLASS A Voting & Dilutible	CLASS B Non-Voting & Dilutible	CLASS C Voting & Non-Dilutible
January 1, 2015	$0	$0	$0
INCREASE DURING 2015 YEAR	20,000	227,500	0
DISTRIBUTIONS DURING 2015 YEAR	-128,925	0	0
BALANCE DECEMBER 31, 2015	**-108,925**	**227,500**	**0**
INCREASE DURING 2016 YEAR	300,000	275,000	0
DISTRIBUTIONS DURING 2016 YEAR	-133,312	0	0
BALANCE DECEMBER 31, 2016	$57,763	$502,500	0

See accompanying independent accountants' review report
and notes to financial statements

GAME LOOT, LLC
NOTES TO FINANCIAL STATEMENTS
(unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND METHOD

Game Loot, LLC is a Kansas Limited Liability Company formed on December 16, 2014 and is in good standing as of the balance sheet date.

Game Loot, LLC is a business that has a direct connection with the online gaming industry. The business consists of providing a web-based gaming site for those who seek to have access to various games that can be played by logging in to the website of Game Loot, LLC with a tradename of Loot Hoot.

This summary of significant accounting policies of Game Loot, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the presentation of the financial statements.

a) Nature of the business-The Company has proprietary information and security of its website and applications is required to maintain the security of the revenue stream. The Company is located in an office-type building where it keeps the secured computer equipment necessary for maintaining the integrity and security of confidential information.

b) Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash-in Bank- the Company maintains its cash balances in three financial institutions. The balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

d) Income taxes-the Company is not taxable on its income at the entity level however, the tax is payable by the members individually. The amount of federal income tax for the year ended December 31, 2016 was not applicable due to the taxable loss incurred during the year.

e) Mobile Gaming Platform Costs- is the term used to describe the costs related to acquire all of the various game technologies, and the rights associated with the dissemination of these rights in use on the website for use by customers of the Company. These costs are being amortized over a fine-year life.

f) Trade Names and Software- these costs are for proprietary purposes that enable the Company to achieve its unique ability to sponsor a web-based application that can be accessible by a user and provide a deliverable gaming experience. These costs are being amortized over a five-year period.

g) Organization Costs- these are the legal fees and filing fees paid to set up the limited liability company and are being amortized over a 15-year period.

h) The 2016 depreciation expense was $4,656 and the 2015 depreciation expense was $371. Depreciation method and lives used for financial reporting purposes are as follow:

ASSET DESCRIPTION	COST	DEPRECIATION METHOD	LIFE APPLICABLE
FURNITURE	$2,542	STRAIGHT LINE	7 YEARS
COMPUTERS	5,247	STRAIGHT LINE	5 YEARS
LEASEHOLD IMPROVEMENTS	25,061	STRAIGHT LINE	15 YEARS

The 2016 amortization expense was $90,447 and the 2015 amortization was $13,144. Amortization method and lives for financial reporting purposes are as follows:

ASSET DESCRIPTION	COST	AMORTIZATION LIFE
MOBILE GAMING PLATFORM COSTS	$760,891	5 YEARS
ORGANIZATION COSTS	18,327	15 YEARS
TRADEMARKS & SOFTWARE	14,307	5 YEARS

2. LEASE ON PREMISES

The Company pays $2,500 per month on the office space it occupies. The lease is for a period of two years expiring on September 30, 2018. The rent becomes $3,500 for January 2017 through March 2017. The rent becomes $10,000 monthly in April of 2017. There is no security deposit required on this space. There is an automatic extension of this lease if notice is not received by the Landlord prior to September 30, 2018. Subsequent to this date a 30-day termination can be made by either party.

3. INSURANCE COVERAGE

The requirement for workmen compensation insurance is that employers with over 5 employees must have workmen compensation insurance. The Company has 2 employees and as such is not required to have workmen compensation insurance. The general liability insurance is covered through self-insurance by the Company.

4. EQUIPMENT LEASE

There was an equipment lease at the December 31, 2015 balance sheet date. This lease consisted of office furniture and workstations. The lease term is 2 years and the monthly payment is $1,573 which commenced on October 1, 2015. The lease payments are not capitalized due to the short lease term in relation to the useful life of this furniture.

The lease termination provision of the equipment lease was exercised on September 26, 2016 at the first year anniversary date of the lease. The furniture was no longer needed since the new location for the Company included all the furniture in place before the move-in of the corporate offices.

5. NOTES PAYABLE

Notes are payable to a number of individuals in what is termed the Parrot Group having a maturity date of one-year after the notes were signed. Interest is determined to be 3% of the outstanding balance and is payable three months subsequent to the origination of the notes. The amount of the notes as of balance sheet date is $5,798. There were various origination dates in 2015 and the interest due was paid as per the terms of each note. There is one note to an individual dated February 16, 2016 having a principle amount of $100,000 which requires interest at 10% secured by collateral of the cash balances at three merchant processing accounts of the Company of which the total combined amounts of cash balances at balance sheet date was $290,974. This noteholder has the right to place a UCC filing on the assets of the Company. Another note with the same individual for $500,000 requires interest at 12% and includes a grant of 5% of equity in the Company. Upon the maturity date of this note of November 7, 2017, the note holder may elect to convert the principle amount into Class A shares of the Company. If this election is not made to convert the principle into Class A shares, the entire principle as well as an exit fee of $100,000 along with any unpaid interest will become due and payable on November 7, 2017.

6. MERCHANT FINANCING (LOAN) AGREEMENTS

There are three merchant financing agreements (loans) and all of which have accounts receivable of the Company. The first loan amount of $150,000 was received on November 16, 2016 and had interest due of 15% payable in daily amounts on each business day of $1,824. There were 29 payments at $1,824 made during the year and of the total amount paid of $52,896. Of this total, $3,375 was allocated to interest and $49,521 was allocated to principle. The second loan amount of $100,000 commenced on November 10, 2016 and had an interest due of 12% payable in daily amounts on each business day of $1,190. There were 29 payments made during the year which totaled $29,750. Of this total, $1,680 was allocated to interest and $28,070 was allocated to principle. The third loan amount of $75,000 received on November 16, 2016 had an interest rate of 16% payable in daily amounts on each business day of $672. There were 27 payments made during the year which totaled $18,146. Of this total, $1,475 was allocated to interest and $16,671 was allocated to principle.

NOTE 7 CONTINGENCIES AND COMMITMENTS

There were no contingent liabilities at the end of December 31, 2016 or December 31, 2015 on behalf of the Company. There was a commitment as mentioned in note 2 regarding the office space lease at the end of 2016 and at the end of 2015.

NOTE 8 MEMBERS' EQUITY

There are three classes of members' equity which are: Class A- voting and dilutible equity; Class B-non-voting and dilutible; and Class C-voting and non-dilutible. The schedule for new issue during each year and the applicable distributions are in the financial statements.

NOTE 8 SUBSEQUENT EVENTS

There were no additional Class A, Class B or Class C member equity contributions made subsequent to the balance sheet date and to the date of this report. There were no new note payable increases or decreases subsequent to the balance sheet date and through the date of this report.

NOTE 9 RELATED PARTY TRANSACTIONS

There was a related party that leased the premises to the Company as of balance sheet date. The amount of rent paid to this related party was $7,500 for the year ended December 31, 2016. There were consulting fees paid to a related party during the year ended December 31, 2016 in the amount of $22,500. There was an amount due from a related party at December 31, 2016 in the amount of $55,000.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

Game Loot Network is pending **StartEngine Approval.**


PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $1M goal
GAME LOOT
NETWORK
Game Loot Network
The Ultimate Social Gaming Community
Small OPO
Lake Lotawana, MO
Gaming
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Overview | Team | Terms | Engage | SHARE | Chat

THE NEXT EVOLUTION IN MOBILE GAMING


eggies
Tournament Edition
GAME LOOT
NETWORK





What is Game Loot Network?

Well, simply put, Game Loot Network is the next evolution in mobile gaming.

Let me tell you a story. When I was a kid, my friends and I would spend hours upon hours at the local arcade competing against each other to win prizes and tokens and trinkets. To be honest, we were totally addicted and it didn't matter that the prizes weren't worth very much. What mattered was that we were competing and playing games with each other and that we were winning something.

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there arcades still in existence on practically every single boardwalk, but we also have Dave and Busters, a modern day arcade where your gameplay turns into tickets and you redeem those tickets for cool stuff.

Here's the thing I couldn't understand. Why hadn't someone created this experience in the mobile gaming industry? Wouldn't it be incredible if you could play your favorite mobile games with your friends? How cool would it be to challenge your buddies head to head? What if you could enter tournaments again people all around the world, while playing mobile games that you love on your smartphone or tablet? And then, after you have had a great time playing your favorite games with your closest friends - and some new ones you met in the tournament - you could take your tickets and redeem them for cool stuff? Wouldn't that be incredible?

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That's when Game Loot Network was born.

Mobile gaming is currently over a $40 billion a year industry. Revenues are exploding on a trajectory that eclipses other industries. But, despite the revenue explosion, despite the millions of new gamers that download their first game everyday, despite the billions being spent, the experience is mostly a solitary one that leads to fun, it leads to killing time, but it



doesn't lead to real stuff.

Until Now :-)

Play games, have fun, compete against others, win Cool Stuff. Sounds awesome doesn't it. That's Game Loot Network.

Game Loot Network has grown from just an idea to a thriving and community of mobile gamers and mobile game developers. Since that very first day, we have assembled a tremendous team of seasoned, successful, passionate and highly experienced professionals who have guided this mission through several critical phases.



Since our official launch on June 1st, 2016, through the end of that calendar year, Game Loot Network grossed over $5,000,000. That was our first official 7 months and that was just the beginning.

We are already available in over 100 countries - and we invite YOU to be a part of the mobile gaming revolution. In order that we be truly prepared, we have worked with the incredible team at Blue Moon Advisors to achieve the coveted 925 Blue Moon Capital Readiness Score and we are very excited to offer a limited amount of shares Game Loot Network for those who want to partner with us as we expand the ultimate gam community to every corner and every mobile device throughout the world.

It's Time To Power-UP,

Lance Baker
Founder & President
Game Loot Network

ABOUT GAME LOOT NETWORK

Game Loot Network Beta opened in May 2015 and culminated in our official launch on June 1st, 2016. This beta period was critical in that it allowed us to fully test not only our go to market strategy but also the technology and systems implementation necessary to fulfill those goals. During this time, Game Loot Network added several exciting mobile games to our platform, began the implementation of what would become our Developer Program a integrated our Loot Cove Rewards Center.



MILESTONES SINCE OUR OFFICIAL LAUNCH ON JUNE 1st, 2016

- Game Loot Network generated over **$125,000** in sales in our very first month.
- We held our **Game On! Kickoff Event** in Las Vegas on October 16, 2016 with over 600 people in attendance.
- We launched the Game Loot Developer Program in November, 2016 with Play Brains Studios in Ottawa, Ontario, Canada.
- **Eggies Tournament Edition** is our first fully integrated developer program game. It's scheduled for release in February, 2017 and currently has over 5 million users on Facebook and Apple iOS.
- Game Loot Network produced over **$5,300,000** in annual rev 2016, even though it officially launched just June 1st.

THE MOBILE GAMING REVOLUTION IS HERE


Blue Yonder Battle
eggies
Tournament Edition
Steampunk
NAUTICAL JOURNEY
PET SQUAD BATTLE





WHAT SETS GAME LOOT NETWORK APART?

Game Loot Network is the very first mobile gaming company that allows gamers to purchase a universal currency that we call Game Loot Tokens. tokens can be earned, they can be won in multiple ways and they can be used within and across any of the mobile games in our ever-expanding m game network. Game Loot Tokens can be used to enter tournaments and play head to head against other players. Digital tickets are awarded to gamers as they achieve higher scores, play more often and place in tournaments or head to head play. As gamers increase their number of tickets, they can redeem those tickets for valuable prizes and awards in the Loot Cove Rewards Center.

Mobile gaming - even when you are playing by yourself - is fun and exciting and millions of people across the globe play every single day. By coupling mobile gaming with the social gaming aspects of tournament play and the ability to turn your game play into valuable rewards, Game Loot Network is truly the very first mobile game network that has truly embraced and developed social gaming features and function as our primary user experience.

In addition to Game Loot Network's unique social gaming model, we have created not only a unique but truly win-win customer acquisition model. As the mobile gaming industry has exploded, over 1000 apps a day are added to the Google Play and Apple Stores. These new apps create tremendous and continued competition within the mobile gaming space and drive customer acquisition costs higher and higher within the game development community. Game Loot Network has solved that challenge by creating a unique and lucrative affiliate model that compensates our affiliates every time they refer someone who purchases Game Loot Tokens. In addition, Game Loot Network compensates our mobile gamers for referring other mobile gamers to our network. This model has proven to be extremely effective in the freemium mobile gaming model by giving gamers free upgrades w specific game and is what has driven the massive viral growth within the multi-billion dollar mobile gaming industry. Game Loot Network has take model to the next level, by awarding both commissions to our affiliates and tokens to be used anywhere in our entire network for gamers.








GAME LOOT NETWORK

THE ULTIMATE MOBILE GAMING COMMUNITY

- Game Loot Network is a vastly improved gamer experience with our social gaming platform.
- Our universal Game Loot Tokens can be used within any mobile games within Game Loot Network.
- Mobile gamers can win and earn digital tickets that can be redeemed for valuable real world prizes.
- Mobile gamers have the ability to compete against others in tournaments and head-to-head play.
- Mobile gamers can earn Game Loot Tokens by referring other gamers to Game Loot Network.
- Game Loot Network has an optional affiliate program for an additional stream of income.
- The revolutionary Game Loot Network Developer Program offers game developers the ability to bring their games to the netwo create a much needed recurring stream of revenue.

THE MOBILE GAMING INDUSTRY

Mobile gaming revenues surpassed all other forms of PC and console gaming combined for the first time in 2015 with over $34.8 billion. The industry grew almost 20% to over $40 billion in 2016 and is expected to surpass $74 billion by 2020. (Source Faultline Reporter) This massive growth has created a tremendous amount of attention from both mobile gamers across all demographics and mobile game developers in every gaming vertical within the marketplace. With this growth has come a tremendous amount of noise and challenges. It's the perfect storm for innovation. Game Loot Network has created a platform and a community for both gamers and game developers that both breaks through the noise and overcomes the challenges. Our social gaming platform greatly enhances the user experience while at the same time creating an opportunity for mobile game developers to thrive by integrating their games into the network and accessing a much needed revenue source. This gives gamers a truly next-level experience, while at the same time giving the mobile game developer an opportunity to create additional revenue streams for their business.

Game Loot Network is perfectly positioned to take the next step with our innovative and industry disrupting technology. With this initial round of funding, we will be able to focus our efforts on expanding our marketing through-out the world as well as expanding our Game Loot Developer Program to the most established, the most talented and the largest mobile gaming developers in existence today.

Currently, the vast majority of games within the mobile gaming industry use a freemium marketing strategy to acquire customers and monetize their offerings. This strategy, though successful, requires massive amounts of downloads as only 1 out of every 400 people spend money within a mobile game through in-app purchases. As the industry has become more crowded and as game developers continue to innovate their game offerings, the cost per download and the cost to acquire a customer has skyrocketed. Because of this, using the freemium marketing model as a primary customer acquisition method has not only become less effective but overly costly for even the largest and most profitable game developers.

By creating our innovative, next-level and unique social gaming platform, Game Loot Network has introduced a subscription based marketing strategy that allows mobile game developers an truly cost effective way to monetize their newly developed content but - equally important - also it's legacy gaming content. By allowing gaming developers to introduce not only new customers, but also a new and recurring revenue model, Game Loot Network has created a unique and win-win ecosystem for both mobile gamers and mobile game developers through-out every gaming vertical and around the world.



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GAME LOOT NETWORK TIMELINE

LEADERSHIP TEAM

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Game Loot Network is Founded

Game Loot Network was founded as an LLC in the State of Kansas on December 16, 2014

Beta Launch

Game Loot Network Beta Launches with mobile games and begins acquiring Free Gamers, Premium Gamers and Affiliates on May 1st, 2015.

New Corporate Office

Game Loot Network hosts an open house on September 29th, 2015 to showcase it's new corporate office location.

Official Launch

On June 1st, 2016, Game Loot Network launches with 8 mobile games, a fully integrated prize center and over $125,000 in gross revenues it's first month.

$5M+ Gross Revenue

Game Loot Network achieves over $5 million in gross revenues since official launch on June 1st, 2016.

Crowdfund Offer

Game Loot Network a… S… …on Advisors and opens a $1M funding round through Regulation CF on StartEngine.com.

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December 2014 · March 2015 · May 2015 · July 2015 · Sept 2015 · January 2015 · June 2016 · October 2016 · December 2016 · January 2017 · February 2017

eBook Release

"Game Loot : Grab Your Piece of the Mobile Gaming Revolution" eBook by Lance Baker is released on May 23rd, 2015.

Loot Cove Launch

Loot Cove Prize Center launches on July 4th, 2015 and begins shipping prizes to winning gamers.

Loot Hub Mobile App

On January7th, 2016, Loot Hub Beta is released as a single app solution for users to access their games, account and viral invite technology.

Game On! Kickoff Event

Game Loot Network hosts the "Game On!" Kickoff Event at the Linq Hotel in Las Vegas with over 600 people in attendance.

Game Loot Developer Program

GLN and Play Brains Studios announce the first tournament edition game scheduled for release in February 2016 with over 5 million downloads.

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Meet the Founder

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Lance Baker

President & Founder

Lance Baker is the founder, architect and President of Game Loot™ Network. His expertise in "all things" technology go back to the early days of the internet almost Twenty (20) years ago where he launched one of the first internet based tax services in the late nineties. His experience as an executive and partners in several companies over the last two decades have allowed him to travel the globe and pioneer the way several products and services have been taken to market. His experiences as a serial entrepreneur have taken him to Europe, the Middle East and around the world. During this time, he has assembled and developed an incredible team of talented developers and designers in several different countries and they are the backbone of his vision for Game Loot™ Network. He saw early on that the mobile device explosion would change the way the world interacts, communicates and entertains themselves through mobile gaming and wrote about this in his book "Game Loot: Grab Your Piece of the Mobile Gaming Revolution". His vision to innovate the multi-billion-dollar mobile gaming industry is what drives him and his team to create "The Ultimate Gaming Community".

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And the Rest of the Team



Douglas A Kinney

Chief Executive Officer

Doug Kinney earned a Bachelor of Science degree in business administration with emphasis in accounting from Central Missouri State University. Most recently, Doug served as the Presiding Manager & CEO of VinSolutions, LLC. Through his determined leadership and market vision, he guided the company to prodigious growth which culminated in a monumental acquisition by AutoTrader.com of Atlanta, Georgia. He was responsible for managing the company's business affairs, as well as directing its financial interests; currently, Doug owns several luxury automobile dealerships in the Greater Kansas City Metropolitan Area and is the Owner/Founder of a local investment company. Doug has been in the automotive industry for nearly Thirty-Five years (35). He has managed automotive dealerships in numerous states and has an intimate knowledge of financial operations to which he brings to the Game Loot™ Network.



S. Patrick Baggette II

CFO/ General Counsel

Pat Baggette earned a Bachelor of Science in accounting from Auburn University. He went on to earn his J.D. from the University of Missouri-Kansas City, School of Law. Pat was an early addition to the VinSolutions, LLC executive team and served as Chief Financial Officer and General Counsel. He was also named as a member of the governing board at that time and led the efforts of the administrative team during the run up to acquisition by AutoTrader.com. Including his guidance at VinSolutions, LLC, Pat has been a member of three (3) companies which have been recognized, several in succession, on the INC 500/5000 listing of Fastest Growing Company – several of which have also undergone the merger/acquisition process. Pat is responsible for all corporate accounting and tax functions. In addition to managing the financial aspects of the company, he handles all legal and contract issues pertaining to company operations. Pat began his career in public accounting nearly Thirty- Five (35) years ago, moving into the legal profession 10 years later. He has managed his own law firm, and for the past two and one-half decades Pat has gained immense experience working as CFO and General Counsel in the fields of eCommerce, manufacturing and retail.



Christopher Hussey

Chief Marketing Officer

From his time in the United States Marine Corps, to his successful career as a realtor and real estate investor in Chicago, Illinois to global recognition as a top couples ballroom dancer, instructor and coach, Christopher Hussey has led a life filled with one principle....FREEDOM. After traveling the world through Twenty-Seven (27) countries in 2009 and 2010, Christopher turned his attention to digital marketing in 2011 as a way to combine his passion to live and work where he pleased with the potential of unlimited income. He has been a featured speaker for numerous digital and network marketing organizations and has served as a consultant and strategist for several Fortune 100 organizations.

Offering Summary

GLN Holdings, Inc. doing business as Game Loot Network is issuing 40,000 Class A Common Stock at $25 per share. The target offering amount is $1,000,000.

The funds raised through this Title III Regulation CF on the Intermediary Funding Portal - StartEngine Capital, LLC - will be used to improve the Game Loot Network platform, mobile app improvements, maintain operations, legal strategic partnerships, marketing, domestic and international expansion and reserves.

Irregular Use of Proceeds

The Company might incur irregular use of proceeds that may include, but at not limited to, the following: Vendor payments, salary made to one's self, a friend or relative; any expense labeled "administrative expense" that is not strictly for administrative purposes; any expense labeled "travel and entertainment"; any expense that is for the purpose of inter-company debt or back payments.

Offering Details

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR The Company

I'm Christopher Hussy, Chief Marketing Officer for Game Loot Network. I'd like to welcome you to the mobile gaming revolution. Game Loot Network is the ultimate social Gaming Community and a revolutionary opportunity from mobile gaming developers. Who better to tell you how it all got started then our founder Mr. Lance Baker. The reason we started the Game Loot Network is because we saw the mobile gaming industry was typically a solitary gaming experience. We believed and we've created Game Loot Network to be the ultimate social gaming experience. It's a place where people can have fun, compete against others and win prizes. It's also a place where game developers are able to bring their games to benefit the network as well. With the launch of our developer program and the growth of our Network now and over 100 countries, Game Loot Network is poised for incredible growth in 2017.

As Lance just said, Game Loot Network has expanded to over 100 countries throughout the globe because of that expansion Game Loot Network has grown from pre-revenue to over 5 million dollars in top line revenue in 2016. To talk to us a little bit more about the financials, here's Chief Financial Officer Mr. Pat Baguette. I joined Game Loot Network when we were pre-revenue. I had the good fortune of meeting and making me acquainted to our Founder – Lance Banker – through a mutual friend. He explained to me his vision of the company and its go to work at strategy. I was absolutely blown away with the ability and the aggressive position this company can make out very very quickly. So we went from pre-revenue to an excess of five million dollars in topline revenue in 2016. During that period, we made some very key strategic partnerships and alliances. These partnerships and contracts will enable us to more aggressively prosecute this vision in 2017. We're very excited about where we've been. And we're very excited about where we're going. This is a global opportunity.

It's fantastic in its size and it's nice to see really good things for this team and Company going forward. As both Pat and Lance have stated, the Game Loot Network developer program is a revolutionary opportunity for mobile game developers throughout the world. Not only does it provide a much needed source of revenue for mobile game developers, but it also exposes Game Loot Network to potentially hundreds of millions of gamers throughout every corner of the world. To tell us more, here's Bitheads Incorporated Chief Development Officer, Mr. Paul Winterholder.

We're very proud to have worked with Game Loot to create this great new program. Game Loot Developer program allows studios to quickly and easily add tournament functionality to their games. This is great for both the Game Developer and their players. The players get the fun with competing with one another in tournaments. There's a bonus of turning their tournament winnings into real world goods, which is awesome. The game studio gets a new source of player along with the engagement and increase revenues to go along with it. It truly is win-win.

Game Loot Network has grown from an idea to a company with over five million dollars in top-line revenue in 2016 with the introduction of our revolutionary developer program and our continued expansion to over 100 countries around the world Game Loot Network is poised for incredible success in 2017 and beyond. Here's the CEO of Blue Moon contortion Mr. Tony Drexel Smith to tell you why he's excited about Game Loot Networks possibilities. Blue Moon Advisors was very excited to work with Game Loot And its management team because in 2016 our Blue Moon Advisor network had us review over 700 projects and 300 projects we put through our Capital Readiness Report process in which we develop a 1,000 point system where we score other Companies that we work with and at the end of the day, only those Company's who score above 925 are considered investment grade companies that we share with the Title II investment community or accredited or non-accredited investors. We're very excited about the fact that out of 175 projects that we started, only 100 ended up getting into the 800 range and only a dozen got into the 925 range and Game Loot is one of those Company's. We've looked at 100 different data points, 10 points a piece, went through every part of the process and developing and completing due diligence on Game Loot and they scored incredibly well both in the development of the financial model, their business plan, pro forma, valuation, etc. They did a fantastic job, fantastic team and we're excited for them to be on StartEngine to go out and raise capital.

Game Loot Network was founded with the mission to revolutionize the mobile gaming industry. We've assembled an incredible team and together created a much needed revenue stream for mobile gaming developers, but also the ultimate social gaming experience for mobile gamers. Game Loot Network has been nurtured from an idea to over five million dollars in topline revenue in 2016. And we've worked diligently to professionally prepare this offer for you. As the Chief Marketing Officer for Game Loot Network along with our Founder Lance Baker, Chief Financial Officer Pat Baggette, our expanded corporate team, our partners and our customers throughout the world, I want to thank you for learning more about our company. Game Loot Network is poised for incredible success throughout 2017 and beyond. We are truly looking forward to having you on the team. Welcome to the mobile gaming revolution. Game on!!!

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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